Exhibit 99.1

Date: 23/04/2010	100 University Avenue, 9th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: UR-ENERGY INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	19/05/2010
Record Date for Voting (if applicable) :	19/05/2010
Beneficial Ownership Determination Date :	19/05/2010
Meeting Date :	24/06/2010
Meeting Location (if available) :	Littleton, CO

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	91688R108	CA91688R1082

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for UR-ENERGY INC.